UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 25, 2009

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464   26-2018846
(Commission File Number)   (I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, February 25, 2009, Dollar Tree, Inc. issued a press release reporting its fiscal 2008 fourth quarter earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated February 25, 2009 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: February 25, 2009

By: <u>/s/ Kevin S. Wampler</u>
Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 Press release dated February 25, 2009 issued by Dollar Tree, Inc.
-

Exhibit 99.1

PRESS RELEASE
DOLLAR TREE, INC. REPORTS RECORD EARNINGS PER SHARE
FOURTH QUARTER 2008 EARNINGS PER SHARE INCREASE 10.6%, TO $1.15
FISCAL YEAR 2008 EARNINGS PER SHARE INCREASE 21.1%, TO $2.53

CHESAPEAKE, Va. – February 25, 2009 – Dollar Tree, Inc. (NASDAQ: DLTR), the nation's largest discount variety store chain selling everything for $1 or less, reported earnings per diluted share of $1.15, for the fiscal fourth quarter ended January 31, 2009, an increase of 10.6% from the $1.04 per diluted share for the fiscal fourth quarter ended February 2, 2008. As previously reported, sales for the quarter were $1.39 billion, a 6.8% increase compared to the $1.30 billion for the same period, one year ago. Comparable-store sales for the quarter increased 2.2%.

"I am proud of the Company's performance in the fourth quarter, and through all of 2008," said President and CEO Bob Sasser. "Dollar Tree's exceptional values, expanded selection of basic consumables, and convenient, friendly shopping experience are more relevant than ever. Customers know they can save money and stretch their household budgets at Dollar Tree, and they are responding in record numbers. Customer traffic, sales and earnings all continued to grow in the fourth quarter."

For the fourth quarter 2008, gross margin was 35.6%, compared with 35.8% in the fourth quarter last year. The decline in rate reflects the continued planned shift in merchandise mix, which was partially offset by lower fuel costs.

Selling, general and administrative expenses, as a percentage of sales, were 23.7% in the fourth quarter of 2008, versus 23.9% in the fourth quarter 2007. The improvement in rate reflects lower depreciation and reduced advertising expense.

For the year, sales totaled $4.64 billion, a 9.5% increase year-over-year, on a comparable store sales increase of 4.1%. Operating margin increased to 7.9% in 2008, from 7.8% one year ago. Diluted earnings per share were $2.53, an increase of 21.1% from diluted earnings per share of $2.09 in 2007.

In 2008, Dollar Tree opened 231 stores, closed 51 stores and expanded or relocated 86 stores. Retail selling square footage grew 6.7% compared to a year ago. Total inventory grew by 5.4% compared with a year ago, while inventory on a selling square foot basis decreased 1.2%.

The Company increased its year-end cash and investments, net of debt, by $284.2 million compared with last year.

"Dollar Tree has a strong balance sheet, continues to expand its store base and is well-positioned for the spring season," said Mr. Sasser.

The Company estimates sales for the first quarter of 2009 to be in the range of $1.13 - $1.16 billion, based on low-to mid-single digit comparable store sales, and 6.5% square footage growth. Diluted earnings per share are expected to be in the range of $0.49 to $0.54.

For the full year, the Company estimates sales will range from $4.96 - $5.09 billion. This estimate is based on low to low-mid single digit comparable-store sales, and square footage growth of approximately 6.5% for the year. Fiscal year 2009 diluted earnings per share are expected to be in the range of $2.55 to $2.75. These estimates assume no share repurchase activity in 2009.

On Wednesday, February 25, 2009, the Company will host a conference call to discuss its earnings results at 9:00 a.m. EST. The telephone number for the call is 888-791-4305. A recorded version of the call will be available until midnight Wednesday, March 4, and may be accessed by dialing 888-203-1112, and the access code is 5293344. International callers may dial 719-457-0820 and the access code is 5293344. A webcast of the call will be accessible via Dollar Tree's website, www.DollarTree.com/medialist.cfm.

As of January 31, 2009, Dollar Tree operated 3,591 stores in 48 states. The Company's retail selling square footage totaled approximately 30.3 million at January 31, 2009. The Company also operates a coast-to-coast logistics network of nine distribution centers. To learn more about the Company, visit www.Dollartree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward looking statements address future events, developments or results and typically use words such as believe, will, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward looking statements include statements regarding total and comparable-store sales and earnings for future periods, as well as our plans for square footage growth. Among the factors that could cause actual results and outcomes to differ materially from those contained in such forward-looking statements include the following: general economic conditions, activities of competitors, inflation and fuel and labor costs, weather, changes in law or regulations, and foreign currency fluctuation. A further list and description of these risks, uncertainties and other matters can be found in the company's annual report and other reports filed from time to time with the Securities and Exchange Commission. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed April 1, 2008 and our Quarterly Report on Form 10-Q filed December 5, 2008. In light of these risks and uncertainties, the future events, developments or results described by our forward looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. Dollar Tree cautions that the foregoing list of important factors may not be complete, and we are not obligated to release publicly any revisions to any forward looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT:Dollar Tree Inc., Chesapeake
       Timothy J. Reid
       Vice President, Investor Relations
       757-321-5284
       www.DollarTree.com

Return to Form 8K

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(Dollars in millions, except per share data)

		Fourth Quarter ended			Twelve Months ended	
		Jan. 31, 2009	Feb. 2, 2008		Jan. 31, 2009	Feb. 2, 2008
		(unaudited)	(unaudited)		(unaudited)	
Net sales	$	1,386.5	$ 1,298.6	$	4,644.9	$ 4,242.6
Cost of sales		893.3	833.3		3,052.7	2,781.5
Gross profit		493.2	465.3		1,592.2	1,461.1
		35.6%	35.8%		34.3%	34.4%
Selling, general & administrative expenses		328.0	310.9		1,226.4	1,130.8
		23.7%	23.9%		26.4%	26.7%
Operating income		165.2	154.4		365.8	330.3
		11.9%	11.9%		7.9%	7.8%
Interest expense, net		0.9	3.6		6.7	10.5
Income before income taxes		164.3	150.8		359.1	319.8
		11.8%	11.6%		7.7%	7.5%
Income tax expense		59.1	56.1		129.6	118.5
Income tax rate		36.0%	37.2%		36.1%	37.1%
Net income	$	105.2	$ 94.7	$	229.5	$ 201.3
		7.6%	7.3%		4.9%	4.7%
Net earnings per share:						
Basic	$	1.16	$ 1.04	$	2.54	$ 2.10
Weighted average number of shares		90.7	91.1		90.3	95.9
Diluted	$	1.15	$ 1.04	$	2.53	$ 2.09
Weighted average number of shares		91.3	91.3		90.8	96.4

Return to Form 8K

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)

		Jan. 31, 2009		Feb. 2, 2008
		(unaudited)		
Cash and cash equivalents	$	364.4	$	40.6
Short-term investments		-		40.5
Merchandise inventories		675.8		641.2
Other current assets		33.0		66.5
Total current assets		1,073.2		788.8
Property and equipment, net		710.3		743.6
Intangibles, net		143.2		147.8
Deferred tax assets		33.0		38.7
Other assets, net		76.0		68.8
Total assets	$	2,035.7	$	1,787.7
Current portion of long-term debt	$	17.6	$	18.5
Accounts payable		193.0		200.4
Other current liabilities		152.4		143.6
Income taxes payable, current		46.9		43.4
Total current liabilities		409.9		405.9
Long-term debt, excluding current portion		250.0		250.0
Income taxes payable, long-term		14.7		55.0
Other liabilities		107.9		88.4
Total liabilities		782.5		799.3
Shareholders' equity		1,253.2		988.4
Total liabilities and shareholders' equity	$	2,035.7	$	1,787.7
STORE DATA:				
Number of stores open at end of period		3,591		3,411
Total selling square footage (in millions)		30.3		28.4

Return to Form 8K

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in millions)

	Twelve Months Ended	
	Jan. 31, 2009	Feb. 2, 2008
	(unaudited)	
Cash flows from operating activities:		
Net income	$ 229.5	$ 201.3
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	161.7	159.3
Other non-cash adjustments	41.6	(27.5)
Changes in operating assets and liabilities	(29.7)	34.2
Total adjustments	173.6	166.0
Net cash provided by operating activities	403.1	367.3
Cash flows from investing activities:		
Capital expenditures	(131.3)	(189.0)
Purchase of short-term investments	(34.7)	(1,119.2)
Proceeds from maturities of short-term investments	75.2	1,300.5
Purchase of restricted investments	(29.0)	(99.3)
Proceeds from maturities of restricted investments	18.2	90.9
Other	(0.4)	(6.6)
Net cash used in investing activities	(102.0)	(22.7)
Cash flows from financing activities:		
Principal payments under long-term debt and capital lease obligations	(1.2)	(0.6)
Borrowings from revolving credit facility	-	362.4
Repayments of revolving credit facility	-	(362.4)
Proceeds from stock issued pursuant to stock-based compensation plans	21.6	71.6
Payments for share repurchases	-	(473.0)
Tax benefit of stock options exercised	2.3	13.0
Net cash provided by (used in) financing activities	22.7	(389.0)
Net increase (decrease) in cash and cash equivalents	323.8	(44.4)
Cash and cash equivalents at beginning of period	40.6	85.0
Cash and cash equivalents at end of period	$ 364.4	$ 40.6

Return to Form 8K